UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1) *

XPeng Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98422D105**

(CUSIP Number)

Jinwei Zhang

Alibaba Group Holding Limited
26/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
Telephone: +852 2215-5100

with copies to:

Peng Yu, Esq.
Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central, Hong Kong

(852) 3761 3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 98422D105	Page 2 of 7

1.	Names of Reporting Persons. Alibaba Group Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,918,464 Class A Ordinary Shares[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 191,918,464 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 191,918,464 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% of Class A Ordinary Shares[2] (representing 10.2% of the total issued and outstanding ordinary shares of the Issuer)[3]
14.	Type of Reporting Person (See Instructions) CO

1 The Reporting Persons are deemed to beneficially own 191,918,464 Class A ordinary shares (“Class A Ordinary Shares”) based on beneficial ownership of: (i) 6,650,000 American Depositary Shares (“ADSs”) representing a total of 13,300,000 Class A Ordinary Shares and (ii) 178,618,464 Class A Ordinary Shares, which were previously reported in respect of Class C ordinary shares (“Class C Ordinary Shares”) that converted into Class A Ordinary Shares in connection with the Issuer’s global offering on the Hong Kong Stock Exchange.

2 This percentage is calculated based upon 1,536,647,573 total issued and outstanding Class A Ordinary Shares as reported in the Issuer’s current report on Form 6-K furnished on December 6, 2023, excluding 9,052 Class A Ordinary Shares issued to the Issuer’s depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under the Issuer’s 2019 Equity Incentive Plan as of December 6, 2023.

3 This percentage is calculated based upon 1,885,355,830 total issued and outstanding ordinary shares of the Issuer as reported in the Issuer’s current report on Form 6-K furnished on December 6, 2023, comprised of (i) 1,536,647,573 Class A Ordinary Shares and (ii) 348,708,257 Class B Ordinary Shares, par value US$0.00001 per share, of the Issuer (“Class B Ordinary Shares”).

CUSIP No. 98422D105	Page 3 of 7

1.	Names of Reporting Persons. Taobao China Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,918,464 Class A Ordinary Shares[4]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 191,918,464 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 191,918,464 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% of Class A Ordinary Shares[5] (representing 10.2% of the total issued and outstanding ordinary shares of the Issuer)[6]
14.	Type of Reporting Person (See Instructions) CO

4 The Reporting Persons are deemed to beneficially own 191,918,464 Class A Ordinary Shares based on beneficial ownership of: (i) 6,650,000 ADSs representing a total of 13,300,000 Class A Ordinary Shares and (ii) 178,618,464 Class A Ordinary Shares, which were previously reported in respect of Class C Ordinary Shares that converted into Class A Ordinary Shares in connection with the Issuer’s global offering on the Hong Kong Stock Exchange.

5 This percentage is calculated based upon 1,536,647,573 total issued and outstanding Class A Ordinary Shares as reported in the Issuer’s current report on Form 6-K furnished on December 6, 2023, excluding 9,052 Class A Ordinary Shares issued to the Issuer’s depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under the Issuer’s 2019 Equity Incentive Plan as of December 6, 2023.

6 This percentage is calculated based upon 1,885,355,830 total issued and outstanding ordinary shares of the Issuer as reported in the Issuer’s current report on Form 6-K furnished on December 6, 2023, comprised of (i) 1,536,647,573 Class A Ordinary Shares and (ii) 348,708,257 Class B Ordinary Shares.

CUSIP No. 98422D105	Page 4 of 7

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 7, 2020 (the “Original Schedule 13D”), with respect to XPeng Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 1, the Original Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 5 of the Original Schedule 13D is amended as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No.1 are hereby incorporated by reference into this Item 5 and are as of the date hereof.

Except as disclosed in this Amendment No.1, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedules A-1 or A-2 hereto, beneficially owns any Class A Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Amendment No.1, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A Ordinary Shares which it may be deemed to beneficially own.

(c) This Amendment No. 1 is being filed to reflect a change in the percentage previously reported solely as a result of the change in the outstanding Class A Ordinary Shares reported by the Issuer as of December 6, 2023. The Reporting Person has no other material changes to the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Issuer’s Class A Ordinary Shares referred to herein for purposes of the Act, or for any other purpose.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2023

Alibaba Group Holding Limited

By:	/s/ Jinwei Zhang
Name: Jinwei Zhang
Title: Authorized Signatory

Taobao China Holding Limited

By:	/s/ Lei Jin
Name: Lei Jin
Title: Authorized Signatory

SCHEDULE A-1

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”).

Name and Citizenship	Present Principal Occupation
Directors[7]
Joseph C. TSAI, Canada	Chairman of AGHL
Eddie Yongming WU, Singapore c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Director and Chief Executive Officer of AGHL
J. Michael EVANS, Canada	Director and President of AGHL
Maggie Wei WU, People’s Republic of China	Director of AGHL
Jerry YANG, United States of America	Independent Director of AGHL; Founding Partner of AME Cloud Ventures
Wan Ling MARTELLO, United States of America	Independent Director of AGHL; Co-founder and Partner of BayPine
Weijian SHAN, People’s Republic of China	Independent Director of AGHL; Executive Chairman and Founder of PAG
Irene Yun-Lien LEE, People’s Republic of China	Independent Director of AGHL; Executive Chairman of Hysan Development Limited
Albert Kong Ping NG, People’s Republic of China	Independent Director of AGHL
Kabir MISRA, United States of America	Independent Director of AGHL; Managing Partner at RPS Ventures
Executive Officers[8]
Toby Hong XU, People’s Republic of China	Chief Financial Officer of AGHL
Jane Fang JIANG, People’s Republic of China	Chief People Officer of AGHL
Zeming WU, People’s Republic of China	Chief Technology Officer of AGHL
Sara Siying YU, People’s Republic of China	General Counsel of AGHL
Trudy Shan DAI, Singapore	Chief Executive Officer of Taobao and Tmall Group of AGHL
Yongfu YU, Cyprus	Chief Executive Officer of Local Services Group of AGHL
Fan JIANG, People’s Republic of China	Chief Executive Officer of Alibaba International Digital Commerce Group of AGHL
Lin WAN, People’s Republic of China	Chief Executive Officer of Cainiao Smart Logistics Network Limited
Luyuan FAN, People’s Republic of China	Chief Executive Officer of Digital Media and Entertainment Group of AGHL

7 Unless otherwise noted, the business address for each director listed is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

8 Unless otherwise noted, the business address for each executive officer listed is c/o 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China.

SCHEDULE A-2

Directors and Executive Officers of Taobao China Holding Limited

The following table sets forth the names and present principal occupation of each director of Taobao China Holding Limited, a company organized under the laws of Hong Kong (“TCHL”). The business address for each person listed below is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. TCHL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Jinwei ZHANG, People’s Republic of China	Company Secretary of AGHL
Yik Lam LEE, People’s Republic of China	Director of Finance of AGHL
Yuehong QIN, People’s Republic of China	Vice President, Corporate Finance of AGHL